Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Commission File No.: 000-09992

October 21, 2015

SUBJ: Lam Research to Combine with KLA-Tencor

Dear Lam Employee:

I am writing to you today to share some exciting news about the next step in the evolution of our company. Today we announced an agreement for Lam Research to combine with KLA-Tencor, creating an industry leader ideally equipped to deliver a new paradigm for process enablement for the semiconductor industry. Founded 40 years ago, KLA-Tencor has nearly 6,000 employees worldwide and is an established industry leader in inspection and metrology.

Together we have the opportunity to achieve an unmatched capability in our industry – a premier company by virtue of culture, a focus on customers, world class performance, and opportunity. Post-closing, Lam is expected to have annual revenues of approximately $8.7 billion. This merger integrates process and process control, uniting companies with no overlapping products yet close product adjacency and synergistic competencies. Our strengths in deposition, etch, and clean combined with KLA-Tencor’s strengths in inspection and metrology give us the foundation to broaden our unit process capabilities and, over time, create new opportunities at their intersection that we could not address as stand-alone companies.

The decision to combine our companies comes from a foundation of strength in both. It takes opportunity, capability, conviction, and humility to change a company when things are going well. We are excited to have an opportunity to create positive change from a position of strength, rather than being constrained or diffused by weakness. This combination will create new opportunities for your growth in the company and our newfound scale, resources, and capabilities will allow us to further invest in and develop employees around the globe.

By joining Lam’s and KLA-Tencor’s presence and capabilities in the critical device manufacturing areas of process and process control, our combined company will become a more knowledgeable, more capable, and closer partner to our customers. The demands of higher performance, lower power, and smaller form factors raise the economic and scaling challenges faced by our customers. This transaction better positions us to innovate the solutions required to address the industry’s technology challenges, improve manufacturability, and accelerate yield, thereby increasing our strategic relevance to our customers.

Lam and KLA-Tencor cultures are more similar than different. We share a commitment to customer focus, open communication, and operational excellence, and that will not change. Given these common values and the minimal product and technology overlap between the two companies, I anticipate an efficient and effective integration based on our proven track record of success.

During the integration process, I ask for your support by role modeling our core values, particularly teamwork, open communication and mutual trust and respect – all critical for executing our broader growth vision. We are developing a detailed integration plan to bring our companies together: that will combine the best practices, learnings, and people from each organization and create an industry leader for today and tomorrow.

The transaction is expected to close in mid-calendar year 2016 at which point we will welcome KLA-Tencor and their employees into our organization. Until then, it is very important we operate our standalone companies with a business as usual basis: until we are combined we must continue to operate as standalone, independent companies. Our collective focus needs to remain on executing to commitments made and delivering on the objectives we have established for the year.

At any point going forward, we invite you to review our Employee Information Site to gain more information and to keep knowledgeable of our progress. If you have questions, please discuss them with your direct supervisor, understanding that we will develop all answers to all questions over many months.

I hope you will share my enthusiasm for the opportunities this combination creates, and will join me in extending a warm welcome to KLA-Tencor employees as soon as this deal closes. This combination is a significant opportunity for both companies, with the aspiration to achieve more for our employees, customers, and stockholders together than we ever could separately.

Thank you all for your continued commitment to our company, as we strive to achieve our vision objectives and deliver value to all of our stakeholders through outperformance. I look forward to working with you to in this next phase of our journey, I am extremely proud of our company and the opportunity to be part of this team with you.

Martin

***

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam’s and KLA-Tencor’s current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA-Tencor, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected industry leadership, future technical capabilities and served markets of the individual and/or combined companies; (3) projections of pro forma revenue, cost synergies, revenue synergies, cash flow, market share and other metrics, whether by specific market segment, or as a whole, and whether for each individual company or the combined company; (4) market expansion opportunities and systems and products that may benefit from sales growth as a result of changes in market share or existing markets; (5) technological achievements that may be realized by the combined company, (6) the allocation of merger consideration in the transactions; (7) the financing components of the proposed transaction; (8) potential financing opportunities, together with sources and uses of cash; (9) potential dividend growth rates; and (10) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA-Tencor or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA-Tencor or Lam; (5) the ability of KLA-Tencor and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA-Tencor’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Lam will file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA-Tencor undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA-Tencor, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015, and KLA-Tencor’s overall business and financial condition, including those more fully described in KLA-Tencor’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA-Tencor for their consideration. Lam intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Lam and KLA-Tencor. Each of Lam and KLA-Tencor will provide the joint proxy statement/prospectus to their respective stockholders. Lam and KLA-Tencor also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA-Tencor may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA-Tencor are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor).

Participants in the Solicitation

Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Lam’s executive officers and directors and KLA-Tencor’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.